UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15D-16 UNDER THE SECURITIES

EXCHANGE ACT OF 1934

For the month of February 2005

FIAT S.p.A.
(Translation of Registrant’s name into English)

Via Nizza 250

Torino, Italy 10126
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by
furnishing the information contained in the form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes [ ] No [X]

TABLE OF CONTENTS

SERGIO MARCHIONNE, FIAT GROUP CEO, TO ASSUME ROLE OF CEO, FIAT AUTO

SIGNATURES

Sergio Marchionne, Fiat Group CEO, to assume role of CEO, Fiat Auto.

Sergio Marchionne, Fiat Group CEO, is assuming the role of CEO, Fiat Auto, replacing Herbert Demel who is leaving the company.

“Today’s decision to take direct responsability of Fiat Auto” said Sergio Marchionne, “is aimed at concentrating Fiat Group’s efforts to the recovery and re-launch of Fiat Auto.

“The agreement reached with General Motors saw Fiat’s rights confirmed and represents a fundamental step in Fiat Auto’s future.

“It is now possible to operate in total autonomy, without constraints but also without alibis. We must dedicate ourselves completely to the fundamentals of an automobile manufacturer: products, sales network and customer services.

“In Fiat Auto and Fiat SpA”, continued Mr. Marchionne, “a profound cultural transformation is underway following a management reorganization that has delivered a more agile and efficient structure. A structure based on accountability and speed of decision-making processes. This is bringing and will continue to bring greater cost-reduction and operational benefits, contributing to a recovery in the competitivity of our assets.

“Of all Fiat Group Sectors, Fiat Auto must be the principal focus of our attention. Other Sectors are working well and intensively in order to achieve the objectives we have set for ourselves. The first results are already tangible. In fact, all sectors closed 2004 with better than expected results. Group break-even for 2004 is achievable.

“I wish to thank Herbert Demel for the work he has carried out with ability and dedication. I wish him well for the future”.

Turin February 17, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 18, 2005

FIAT S.p.A.

BY: /s/ Mario Rosario Maglione
_____________________________

Mario Rosario Maglione

Power of Attorney